Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

July 12, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	Navios Maritime Holdings Inc.
Amendment No. 1 to
Registration Statement on Form F-3
Filed July 8, 2013
File No. 333-189231

Dear Mr. Dobbie:

On behalf of Navios Maritime Holdings Inc. (the “Company”), we are writing in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated July 11, 2013 (the “Comment Letter”), relating to Amendment No. 1 to the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our responses to such comments immediately thereafter.

Exhibit 5.1

1.	Please revise numbered paragraph 2 on page 1 of the opinion to have counsel also opine that the ADSs will, when sold, be legally issued and will entitle their holders to the rights specified in the Depositary Agreement.

Response: In response to the Staff’s comment, Reeder & Simpson P.C. has amended its opinion accordingly to include in numbered paragraph 2 on page 1 of the opinion the following language: “(viii) the ADSs will, when sold, be legally issued and will entitle their holders to the rights specified in the Depositary Agreement.” Please see the revised opinion of Reeder & Simpson P.C. filed as Exhibit 5.1 to Amendment No. 2 to the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Registration Statement or this response.

Very truly yours,

/s/ Kenneth R. Koch

Kenneth R. Koch

cc:	Securities and Exchange Commission (Ada D. Sarmento, Division of Corporate Finance)

Navios Maritime Holdings Inc. (Mr. George Achniotis)